Exhibit 99.(1)(h)

PACE® SELECT ADVISORS TRUST

CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED TRUST INSTRUMENT

I, Keith A. Weller, Vice President and Assistant Secretary of PACE® Select Advisors Trust (the “Trust”), hereby certify that, at a duly convened meeting of the Board of Trustees (“Board”) of the Trust held on May 19-20, 2015, the Board duly and unanimously approved the following resolutions:

RESOLVED, that the Amended and Restated Trust Instrument as adopted on September 13, 2000, as amended and restated as of August 1, 2008, and as further amended effective as of November 22, 2010 and March 31, 2014, be, and it hereby is, amended to change the notice requirements for special meetings of the Board of Trustees in the following manner:

Section 7 of Article II of the Amended and Restated Trust Instrument is hereby amended to read as follows:

Section 7. Action by the Trustees. The Trustees shall act by majority vote at a meeting duly called (including a meeting by telephonic or other electronic means, unless the 1940 Act requires that a particular action be taken only at a meeting of Trustees in person) at which a quorum is present or by written consent of a majority of Trustees (or such greater number as may be required by applicable law) without a meeting.  A majority of the Trustees shall constitute a quorum at any meeting. Meetings of the Trustees may be called orally or in writing by the Chairman of the Board of Trustees or by any two other Trustees.  Notice of the time, date and place of all Trustees meetings shall be given to each Trustee by telephone, facsimile or other electronic mechanism sent to his or her home or business address at least twenty-four hours in advance of the meeting or by written notice mailed to his or her home or business address at least seventy-two hours in advance of the meeting. Notice need not be given to any Trustee who attends the meeting without objecting to the lack of notice or who signs a waiver of notice either before or after the meeting.  Subject to the requirements of the 1940 Act, the Trustees by majority vote may delegate to any Trustee or Trustees authority to approve particular matters or take particular actions on behalf of the Trust.  Any written consent or waiver may be provided and delivered to the Trust by facsimile or other similar electronic mechanism.  Notwithstanding any other requirement herein, upon the occurrence (or potential or anticipated possible occurrence) of any one or more of the events specified in Form N-CR affecting a series of the Trust that operates as a money market fund pursuant to Rule 2a-7 under the 1940 Act, an officer of the Trust may call a special meeting of the Board of Trustees in connection with such event no sooner than four hours after providing notice of the time, date and place of the meeting by electronic mail and telephone to the Trustees at their last known electronic mail addresses and telephone numbers.

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and directed to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or desirable to implement the approval set forth in the foregoing resolution.

Accordingly, effective May 20, 2015 and pursuant to Section 8 of Article X of the Trust’s Amended and Restated Trust Instrument, as amended (the “Trust Instrument”), the Trust Instrument be, and hereby is, amended to change the notice requirements for special meetings of the Board of Trustees.

IN WITNESS WHEREOF, I have signed this certificate as of the 28th day of September, 2015.

PACE® SELECT ADVISORS TRUST

	By:	/s/Keith A. Weller
	Name:	Keith A. Weller
	Title:	Vice President and Assistant Secretary

New York, New York (ss)

Subscribed and sworn to before me
on this 28th day of September, 2015.

/s/Barbara A. Valente
Notary Public BARBARA A. VALENTE Notary Public, State of New York No. 01VA6327932 Qualified in New York County Commission Expires July 20, 2019